Exhibit 99

FOR IMMEDIATE RELEASE

EMC INSURANCE GROUP INC. FILES DEFINITIVE PROXY STATEMENT AND ANNOUNCES SPECIAL MEETING DATE IN CONNECTION WITH PROPOSED TRANSACTION

EMCI’s Board, Based on the Unanimous Recommendation of the Special Committee Comprised Solely of Independent Directors and Advised by Independent Advisors, Recommends that EMCI Minority Shareholders Vote “FOR” The Transaction

Purchase Price Represents 50% Premium to EMCI’s Unaffected Stock Price(1) and Provides Immediate and Complete Liquidity to EMCI’s Minority Shareholders Upon Close

DES MOINES, Iowa — August 8, 2019 — EMC Insurance Group Inc. (Nasdaq: EMCI) (“EMCI”) today filed the definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”) in connection with Employers Mutual Casualty Company’s (“EMCC”) proposed acquisition of all of the shares of EMCI that it does not already own. The definitive proxy statement is now available on the Investor Relations section of EMCI’s website, as well as www.sec.gov, and will be mailed to EMCI shareholders on or about August 14, 2019.

EMCI also today announced that the EMCI Special Meeting of Shareholders (the “Special Meeting”) to vote on the transaction is scheduled to take place on September 18, 2019, at 10 a.m. Central Time and will be held at 219 Eighth Street, Des Moines, Iowa 50309. All shareholders of record of EMCI common stock as of the close of business on August 8, 2019, including all shareholders not affiliated with EMCC or EMCI, will be entitled to vote their shares either in person or by proxy at the Special Meeting. The EMCI Board of Directors, based on the unanimous recommendation of the Special Committee, recommends that EMCI minority shareholders vote “FOR” the proposal to approve the transaction, as described in more detail in the definitive proxy statement.

If the transaction is approved, EMCC, which currently owns approximately 54% of EMCI’s outstanding shares, will acquire all of the remaining shares of EMCI for $36.00 per share in cash. The transaction has an equity value of approximately $356 million based solely upon the outstanding shares of EMCI not owned by EMCC.

Highlights of the transaction include:

•                  Provides immediate and complete liquidity to EMCI’s minority shareholders upon close. The $36.00 per share purchase price represents an approximate 50% premium to the $23.99 closing market price of EMCI’s common stock on November 15, 2018, the last trading day prior to the public announcement of EMCC’s original proposal to acquire 100% ownership of EMCI. It also represents a 24% premium to EMCI’s $29.10 book value per share as of June 30, 2019, a 16% premium to EMCI’s 52-week closing high prior to the public announcement of EMCC’s original proposal and an increase of 20% over EMCC’s originally proposed purchase price of $30.00 per share.

•                  Follows extensive and thorough negotiation process. In response to EMCC’s original proposal, the EMCI Board formed a Special Committee comprised of independent directors. Bruce G. Kelley, President, Chief Executive Officer and a director of both EMCI and EMCC, recused himself from all of EMCI’s and EMCC’s respective discussions, considerations, recommendations and votes with respect to the proposed transaction to avoid any potential conflict of interest. The Special Committee reviewed EMCC’s proposal

(1)  Based on EMCI’s unaffected closing stock price on November 15, 2018, the last trading day prior to the public announcement of EMCC’s original proposal to acquire 100% ownership of EMCI.

and considered other options available to EMCI. The Special Committee was advised by independent financial and legal advisors, and on May 8, 2019, the Special Committee received an opinion from its financial advisor that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon review undertaken in preparing the opinion, the merger consideration of $36.00 per share in cash was fair, from a financial point of view, to EMCI’s minority shareholders. The Special Committee unanimously determined that EMCC’s proposed transaction is fair to, advisable and in the best interests of EMCI and its minority shareholders and unanimously recommended the transaction to EMCI’s Board, which approved the transaction (with Mr. Kelley recusing himself).

•                  Requires “Majority of the Minority” shareholder approval.  The approval of the transaction requires the affirmative vote of the holders of at least a majority of the outstanding common stock owned by the minority shareholders (shareholders not affiliated with EMCC or EMCI).

EMCI shareholders are encouraged to read the definitive proxy materials as they summarize, among other things, the process that led to the proposed transaction with EMCC and the reasons for the Special Committee’s unanimous recommendation that minority shareholders vote “FOR” the transaction. Each vote is very important, regardless of the number of shares owned. Your failure to vote your shares of common stock or your abstention from voting on the merger agreement proposal will have the same effect as a vote “AGAINST” the transaction.

EMCI shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact EMCI’s proxy solicitors, D.F. King & Co., Inc., toll-free at (800) 714-3310.

Advisors

Sandler O’Neill & Partners, L.P. is serving as financial advisor to the Special Committee. Boenning & Scattergood, Inc. provided financial advice to EMCC’s Board of Directors.

Willkie Farr & Gallagher LLP is acting as legal counsel to the Special Committee. Foley & Lardner LLP is acting as legal counsel to EMCC.

About Employers Mutual Casualty Company

Employers Mutual Casualty Company is the parent company of one of the top 50 insurance organizations in the country based on net written premiums. EMCC was organized in 1911 to write workers’ compensation protection in Iowa. Today, operating under the trade name EMC Insurance Companies, EMCC and its subsidiaries provide property and casualty insurance products and services throughout the United States, and EMCC writes reinsurance contracts worldwide. EMCC is licensed in all 50 states and the District of Columbia. For more information, visit www.emcins.com.

About EMC Insurance Group Inc.

EMC Insurance Group Inc. is a publicly held insurance holding company, which was formed in 1974 and became publicly held in 1982. EMCI’s common stock trades on the Global Select Market tier of the Nasdaq Stock Market under the symbol EMCI. EMCI’s parent company is EMCC. Additional information regarding EMCI may be found at investors.emcins.com.

Forward-Looking Statements

This news release contains certain forward-looking statements that are intended to be covered by the safe harbors created by the Private Securities Litigation Reform Act of 1995. When we use words such as “anticipate,” “intend,” “plan,” “believe,” “estimate,” “expect,” or similar expressions, we do so to identify forward-looking statements.  Forward-looking statements are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to obtain the requisite shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the transaction, and the amount of the costs, fees, and expenses and charges related to the transaction. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected, is contained in EMCI’s filings with the SEC, including EMCI’s Annual Report on Form 10-K and EMCI’s quarterly reports on Form 10-Q. The statements in this news release speak only as of the date of this release and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information and Where to Find It In connection with the proposed transaction, EMCI has filed with the SEC a definitive proxy statement on Schedule 14A and may file other documents with the SEC regarding the proposed transaction. This news release is not a substitute for the proxy statement or any other document that EMCI may file with the SEC. INVESTORS IN, AND SECURITY HOLDERS OF, EMCI ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement and other documents filed with the SEC by EMCI through the web site maintained by the SEC at www.sec.gov or by contacting the individuals listed below.

Participants in the Solicitation EMCI and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding EMCI’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in EMCI’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended. A more complete description will be available in EMCI’s definitive proxy statement which will be mailed to shareholders on or about August 14, 2019. You may obtain free copies of these documents as described in the preceding paragraph.

Media Contacts:

Lisa Hamilton

EMC Senior Vice President — Chief Brand Officer

lisa.l.hamilton@emcins.com

515-345-7589

Matthew Sherman / Jillian Kary / Aiden Woglom

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Investor Relations:

Steve Walsh

EMCI Director of Investor Relations

steve.t.walsh@emcins.com

515-345-2515